November 22, 2019

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Karina Dorin

Re:	Parsley Energy, Inc.

Registration Statement on Form S-4 (File No. 333-234503)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Parsley Energy, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 be accelerated so that such Registration Statement will be declared effective at 8:00 a.m., Washington, D.C. time, on Tuesday, November 26, 2019, or as soon as practicable thereafter.

Please direct any questions regarding this correspondence to our counsel, Julian Seiguer, P.C. of Kirkland & Ellis, LLP, at (713) 836-3334.

Sincerely,

PARSLEY ENERGY, INC.

/s/ Colin W. Roberts
Colin W. Roberts Executive Vice President—General Counsel

cc: Julian Seiguer, P.C., Kirkland & Ellis LLP